SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - 3rd Quarter 2012 IMS

NEWS RELEASE

                                                                                                                                                                                                                                                                                                                PRUDENTIAL PLC
                                                                                                                                                                                                                                                                                                                                   GROUP COMMUNICATIONS
                                                                                                                                                                                                                                                                                                                         12 ARTHUR STREET
                                                                                                                                                                                                                                                                                                                         LONDON EC4R 9AQ
                                                                                                                                                                                                                                                                                                                   TEL 020 7220 7588
                                                                                                                                                                                                                                                                                                                     FAX 020 7548 3725
                                                                                                                                                                                                                                                                                                                         www.prudential.co.uk
14 November 2012

PRUDENTIAL PLC THIRD QUARTER 2012 INTERIM MANAGEMENT STATEMENT

• PRUDENTIAL DELIVERS STRONG PERFORMANCE WITH YEAR-TO-DATE NEW BUSINESS PROFIT UP 13 PER CENT TO £1.7 BILLION AND SALES UP 14 PER CENT TO £3.1 BILLION IN A CHALLENGING ENVIRONMENT

• ASIA YEAR-TO-DATE NEW BUSINESS PROFIT UP 15 PER CENT TO £828 MILLION DRIVEN BY SOUTH EAST ASIA

• US YEAR-TO-DATE NEW BUSINESS PROFIT UP 10 PER CENT TO £683 MILLION WITH CONTINUED FOCUS ON PRICING DISCIPLINE

• UK YEAR-TO-DATE NEW BUSINESS PROFIT UP 17 PER CENT TO £227 MILLION REFLECTING PRODUCT MIX

• ASSET MANAGEMENT YEAR-TO-DATE NET INFLOWS AT £12.3 BILLION LED BY A RECORD PERFORMANCE FROM M&G

• RESILIENT BALANCE SHEET; IGD SURPLUS ESTIMATED AT £4.1 BILLION

	YTD 2012	YTD 2011	% change

Group New Business Profit 1,2	£1,738m	£1,535m	13%
Group APE sales	£3,078m	£2,704m	14%
Margin - APE %	56%	57%	-1pt

Investment Net Flows3	£12.3bn	£3.4bn	263%

IGD Surplus4	£4.1bn	£3.9bn	5%

	Q3 2012	Q3 2011	% change

Group New Business Profit	£597m	£466m	28%
Group APE sales	£1,048m	£880m	19%

Investment Net Flows3	£7.0bn	£0.5bn	-

Tidjane Thiam, Group Chief Executive, said:

"Prudential has continued to perform strongly in the third quarter of 2012 in a global macroeconomic environment that remains turbulent.

"We are in the right markets, with the right business models and continue to make good progress across our businesses and chosen markets.  We have increased new business profit, our preferred growth metric, for 13 consecutive quarters year-on-year since the third quarter of 2009.  In the third quarter, Group new business profit grew by 28 per cent year-on-year with group APE sales increasing by 19 per cent with all businesses contributing to this performance.

"In Asia, year-to-date new business profit increased by 15 per cent and 23 per cent on a 'like-for-like'5 basis and APE sales grew by 16 per cent.  In the discrete third quarter, new business profit grew by 11 per cent (16 per cent on a 'like-for-like basis'5) while APE grew by 6 per cent.  We took a number of initiatives in the third quarter to manage our business mix pro-actively giving up volume for value.  In North Asia (Korea, Taiwan) we have taken decisive action not to provide capital-intensive guaranteed products driving down APE by 26 per cent.  In Malaysia, we have refocused the business on higher value, lower volume protection business, driving a 20 per cent fall in APE.  Outside these three markets, APE growth in the discrete third quarter was strong at 19 per cent.

"We have seen these trends continue in October with 16 per cent APE growth for Asia.  Overall, our powerful multi-channel distribution platform, our continued focus on health and protection products and our geographic diversification position us well to continue to grow profitably and with discipline in the most attractive Asian markets.

"In the US we continue to balance cash and capital generation, sales volumes, risk and earnings to deliver value and maintain internal rates of return in excess of our hurdle rates.  In the first nine months, Jackson has achieved a 10 per cent increase in new business profit to £683 million with APE up 15 per cent to £1,133 million.

"In the third quarter, we have seen very strong variable annuity sales levels as a result of high consumer demand, moving us close to our annual risk appetite earlier than expected.  Therefore, we have taken proactive steps to limit sales of guaranteed variable annuities and we expect total sales of these products to be between $18 billion and $18.5 billion for 2012.  This will ensure we achieve adequate diversification by vintage which enables us to perform well across economic and market cycles.  We continue to see robust sales growth in our non-guaranteed Elite Access product for which we have a strong appetite, given its characteristics.

"In the UK we delivered new business profit of £227 million in the first nine months of 2012, up 17 per cent.  We have delivered year-to-date growth in retail sales with new business profits up 11 per cent.  In our chosen markets in the UK, we generate internal rates of return that are commensurate with those that we are achieving in the other parts of the Group.

"Asset management has recorded net inflows of £12.3 billion led by M&G.  This is our best ever performance at the nine month stage surpassing the historically high level of net inflows achieved in 2009.  M&G has benefited from its strong investment performance and broad range of attractive funds across asset classes as retail investors, particularly those in continental Europe, are starting to invest again after a period of extreme risk aversion observed in 2011.

"Our balance sheet and capital position continue to be strong with our estimated IGD surplus at the end of the third quarter at £4.1 billion.

"The global macroeconomic environment remains challenging with persistently low government bond yields and recently we have also seen the IMF downgrade global growth forecasts6.  Although we remain defensively positioned, we are focused on the long-term profitable growth opportunities available to us, particularly in South-east Asia.

"The recently announced acquisition of Thanachart Life and 15-year exclusive bancassurance agreement with Thanachart Bank in Thailand builds scale in a key target market for us with access to 865 branches across all our partnerships making this the fourth largest branch network in a country of 65 million people. This highlights our confidence in the longer-term profitable growth prospects in Asia.

"We are making progress towards the "Growth and Cash" objectives we set ourselves for 2013 and remain on track to achieve these objectives, despite the considerable macroeconomic headwinds we face.  We are well positioned to grow profitably over the long-term and to create value for our shareholders."

1 Unless otherwise stated all growth rates are on a sterling basis. Growth rates on constant currency are presented on schedule 1B of the Interim Management Statement
2 The assumptions used to calculate new business profit are presented in schedule 5 to the Interim Management Statement
3 Investment net flows excluding Eastspring Money Market Funds and percentage change is based on unrounded numbers.
4 Represents estimated IGD surplus after deducting the 2012 interim dividend of £0.2 billion
5 The 'like-for-like' basis growth figures shown above have been determined by applying economic assumptions based on government bond yields as of 30 September 2011.
6 IMF Global Growth Outlook, October, 2012

1. Q3 2012 Business Unit financial highlights

New Business Profit 7	YTD 2012	YTD 2011	% change on YTD 2011	Q3 2012	Q3 2011	% change on Q3 2011

Asia	£828m	£719m	15%	£281m	£254m	11%
US	£683m	£622m	10%	£241m	£164m	47%
UK	£227m	£194m	17%	£75m	£48m	56%
Total Group Insurance	£1,738m	£1,535m	13%	£597m	£466m	28%

Sales - APE	YTD 2012	YTD 2011	% change on YTD 2011	Q3 2012	Q3 2011	% change on Q3 2011

Asia	£1,328m	£1,147m	16%	£429m	£404m	6%
US	£1,133m	£988m	15%	£414m	£316m	31%
UK	£617m	£569m	8%	£205m	£160m	28%
Total Group Insurance	£3,078m	£2,704m	14%	£1,048m	£880m	19%

Margin - APE %	YTD 2012	YTD 2011	+/- pts change on YTD 2011

Asia	62%	63%	-1pt
US	60%	63%	-3pts
UK	37%	34%	+3pts
Total Group Insurance	56%	57%	-1pt

Investment Flows	YTD 2012	YTD 2011	% change on YTD 20119	Q3 2012	Q3 2011	% change on Q3 20119

Gross inflows
M&G	£25.2bn	£19.8bn	27%	£10.5 bn	£6.4bn	64%
Eastspring Investments8	£6.5bn	£6.5bn	-	£2.7 bn	£2.2bn	23%
Total Group	£31.7bn	£26.3bn	21%	£13.2 bn	£8.6bn	54%

Net inflows / (outflows)
M&G	£11.3bn	£2.6bn	329%	£6.4 bn	£(0.3)bn	-
Eastspring Investments8	£1.0bn	£0.8bn	35%	£0.6 bn	£0.8bn	(22) %
Total Group	£12.3bn	£3.4bn	263%	£7.0 bn	£0.5bn	-

Funds Under Management (FUM)10
M&G	£216.9bn	£194.4bn	12%
Eastspring Investments	£56.0bn	£49.5bn	13%

7   New business profit is calculated using end-of-period economic assumptions. These are presented in schedules 5 of the Interim Management Statement. The fall in long-term interest yields between September 2011 and September 2012, have reduced the year-to-date September 2012 new business profit by £134 million.

8 Gross and net investment inflows excluding Eastspring Money Market Funds
9 Percentages based on unrounded numbers
10 Funds under management includes all external and internal funds

1.1 Asia Insurance operations

Asia
	YTD 2012	YTD 2011	% change on YTD 2011	Q3 2012	Q3 2011	% change on Q3 2011
Sales - APE	£1,328m	£1,147m	16%	£429m	£404m	6%

New Business Profit	£828m	£719m	15%	£281m	£254m	11%
Total Margin - APE %	62%	63%	-1pt

Profitable growth prospects for Asia's life insurance markets remain compelling given the sustained expansion of the middle classes in the region and the low penetration rates for long-term savings and protection products.  However, we anticipate that industry growth rates may fluctuate in the short-term as theoutlook for global economic growth softened during the third quarter driven by contracting economic activity in Europe and more modest growth than expected in the United States.  This impacts some of Asia's economies to a degree in terms of trade opportunities and can undermine household confidence particularly in savings and investments that are directly linked to volatile markets.  These negative trends are mitigated by the emphasis put by a number of governments on growing their domestic demand, reducing the dependency of their economies on external markets and making them more resilient across the global economic cycle.

Our strategy of expanding quality, multichannel distribution with an emphasis on regular premium policies and a focus on covering the health and protection needs of the emerging middle class across the region positions us to continue to grow profitably, well into the future.

Despite the challenge of low interest rates, new business profits for the nine months of 2012 (calculated using active assumptions) grew to £828 million which equates to a margin of 62 per cent, 1 percentage point lower year-on-year. The net impact of active assumptions, which reflect lower government bond yields as at 30 September 2012, was to reduce new business profits by £53 million compared to the end of September 2011, with this fall being mostly offset by a focus on higher margin products and a favourable geographic mix. The reported new business profit growth of 15 per cent in the nine month period equates to 23 per cent on a 'like for like'1 basis.

Our geographic diversification remains a key strength, enabling us to deliver continued profitable growth from the region as a whole. Year-to-date APE of £1,328 million has increased by 16 per cent relative to last year mainly led by strong growth in the South Asian markets of Indonesia, Singapore and Hong Kong.  Prudential's third quarter APE of £429 million was 6 per cent higher than the third quarter last year as continuing strong growth in Indonesia (up 20 per cent), Singapore (up 27 per cent) and Hong Kong (up 23 per cent) was partially offset by our decision not to provide low margin guaranteed products in Taiwan (down 33 per cent) and Korea (down 15 per cent) and to refocus Malaysia (down 20 per cent) on protection business which is lower premium but higher value.  Excluding those three markets where we deliberately and proactively gave up volume for value, our APE growth for the discrete third quarter was 19 per cent.  We have seen continued momentum in October with APE up 16 per cent for Asia.

The APE growth for South-east Asian markets in the first nine months of 2012 has been achieved profitably.  In Indonesia, Hong Kong and Singapore, new business profit grew by 19 per cent in aggregate year-to-date and by 37 per cent in our nascent markets of Thailand, Vietnam and the Philippines. In the discrete third quarter new business profits for these six South-east Asian markets grew by 21 per cent.

Prudential is a leading regional life insurer with both material agency and bank distribution. During this year we have seen a strong increase in new business volumes from our bank partners as we continue to deepen our long-term relationships with partners that include United Overseas Bank (UOB) and Standard Chartered Bank (SCB). The proportion of APE from this channel has increased to 35 per cent year-to-date in 2012 compared to 30 per cent for the prior period. In our agency channel, we continue to focus on enhancing activity levels and agent productivity. The number of average active agents, excluding India, has increased by 13 per cent year-on-year with 59 per cent of APE being derived from this channel. India's agency force continues to be restructured following the regulatory changes that came into effect on 1 September 2010.

Regular premium policies generated 92 per cent of APE during the first nine months of 2012 compared to 90 per cent during the same period last year. APE from health and protection products grew by 19 per cent to £410 million in the year-to-date as we focussed on these higher value products. The product mix for the nine month period was protection at 31 per cent, participating business at 34 per cent and unit-linked at 29 per cent (2011: 30 per cent, 33 per cent and 32 per cent respectively).

1 The 'like-for-like' basis growth figures shown above have been determined by applying economic assumptions based on government bond yields as of 30 September 2011.

Net insurance flows for Asia (excluding India) remain strongly positive for both the third quarter and the year-to-date driven by new business flows and the continued growth of the in-force book. Third quarter outflows arising from surrenders and partial withdrawals relating to shareholder-backed business are at a similar run-rate to both the first half of 2012 and the equivalent quarter last year, when expressed as a percentage of opening liabilities.

Indonesia
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£303m	£239m	27%	£97m	£81m	20%

Indonesia is becoming one of Asia's largest and fastest growing economies and Prudential continues to be a leader in the Indonesian life insurance market.  We are continuing to deliver record levels of new business with year-to-date growth of 27 per cent primarily driven by the expansion and productivity improvements in our agency force. Our recruiting, training and licensing process continues to be effective and has driven a 26 per cent increase in average active manpower over the year.  We are also seeing excellent results from our rapidly developing bank channel where APE is up 74 per cent over the prior year.

Hong Kong
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£273m	£229m	19%	£96m	£78m	23%

Hong Kong has delivered a strong performance year-to-date with APE up 19 per cent.  Prudential remains the only leading player in Hong Kong to have material agency and bank distribution channels and both have made positive contributions. The insurance specialists working with SCB have delivered increased referrals and higher case sizes and we have also grown the size of our tied agency and increased average case sizes.

Singapore
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£217m	£163m	33%	£76m	£60m	27%

Singapore continues to perform well.  The bancassurance channel is growing at a faster rate than agency as each of our major and exclusive partners (SCB, UOB, Singpost and Maybank) delivered growth rates in excess of 40 per cent. Our agency channel continues to grow with sales up 9 per cent principally driven by improvements in agent productivity.

Malaysia
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£145m	£150m	(3)%	£47m	£59m	(20)%

In Malaysia we have taken the decision to de-emphasise high premium, but lower value, top-ups to linked polices and endowment products and to increase focus on protection. The proportion of year-to-date sales of protection business has increased by 13 percentage points over 2011. This focus on higher margin products is already bearing fruit with new business profits up 10 per cent year-to-date offsetting the impact of falling volumes. Although currently small relative to agency, our bank distribution in Malaysia is growing strongly, up 68 per cent compared to last year.

Other South-east Asia - Philippines, Thailand and Vietnam
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£90m	£71m	27%	£32m	£27m	19%

Prudential's other operations comprise the Philippines, Thailand and Vietnam with new business APE sales increasing by 27 per cent in the first nine months of 2012.  The Philippines and Thailand have grown strongly, while Vietnam's performance has been broadly flat as the economy faces challenges. The recently announced acquisition and a fifteen year exclusive bancassurance agreement with Thanachart in Thailand enables us to double our market share and significantly enhances our growth opportunities in the country. The transaction is expected to complete in the first quarter of 2013.

China
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£46m	£46m	- %	£13m	£11m	18%

The life insurance market in China remains challenging due to macroeconomic pressures and regulatory changes implemented earlier this year that impacted the bank channel. However, we have seen some signs of stabilisation and the APE for the third quarter of £13 million is 18 per cent higher than the third quarter last year.

India
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£75m	£73m	3%	£22m	£26m	(15)%

InIndia, the economic environment has become more challenging and the volatile equity markets have not been conducive to higher agency activity levels. The marked depreciation of the Indian rupee relative to the pound has also depressed the reported results; on a local currency basis year-to-date APE growth is 17 per cent, while APE in the discrete third quarter is in line with the prior period.  Sales of regular premium products remain robust with year-to-date APE on a constant currency basis up 32 per cent on 2011. Regular premium APE increased to 93 per cent of APE in 2012 (2011: 84 per cent).

Korea
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£67m	£81m	(17)%	£22m	£26m	(15)%

Our business in Korea continues to concentrate on high-quality proprietary distribution and regular premium unit-linked business.  We have chosen not to compete in the market for capital-intensive guaranteed return products, particularly in the bank channel.  Agency production has remained in line with the prior period with the effect of increased manpower being offset by the average case sizes which have declined due to the current economic climate.

Taiwan
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£112m	£95m	18%	£24m	£36m	(33)%

Taiwan is now successfully focused on bank distribution principally with partners E.Sun and Standard Chartered Bank. New business APE in the third quarter declined sharply relative to prior year (down 33 per cent) given our decision not to compete in the market for low margin interest rate sensitive products.

1.2 US operations

Insurance operations

US	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
Sales - APE	£1,133m	£988m	15%	£414m	£316m	31%
New Business Profit	£683m	£622m	10%	£241m	£164m	47%
Margin - APE %	60%	63%	-3pts

Jackson continues to focus on managing the balance between earnings, sales, capital efficiency, balance sheet strength through strict pricing discipline for both variable and fixed annuities. Thanks to its financial stability and innovative products, Jackson continues to enhance its reputation as a high-quality and reliable business partner, with more advisers recognising the benefits of working with Jackson.

Jackson delivered APE retail sales of £1,105 million in the first nine months of 2012, representing a 14 per cent increase over the same period in 2011.  In addition, with modest institutional sales in 2012, total APE sales were £1,133 million.  Jackson has achieved these sales levels while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return in excess of its hurdle rates.

New business profit, our preferred growth metric, was £683 million in the first nine months of 2012, 10 per cent higher than the same period in 2011 driven by higher sales volumes.  The overall margin was 60 per cent for the first nine months of 2012, compared to 63 per cent for the same period in 2011.  The combination of a reduction in the 10 year Treasury yields and spread compression has caused a 6 point drag on the margin relative to the same period in 2011.  Pricing actions and proactive management of the business mix have partially mitigated this reduction.  Notwithstanding the negative impact of lower interest rates, the overall profitability remains robust.  Variable annuity margins, although lower, remain high relative to historical levels at 65 per cent for 2012 (2011: 67 per cent).

Total retail annuity net flows were £7.0 billion for the first nine months of 2012, reflecting a £1.3 billion increase over the same period in 2011.  Annuity net flows in 2012 benefited from net flows of £400 million from Elite Access, a variable annuity product launched in March 2012, which has no guaranteed benefits and provides tax efficient access to alternative investments. At the end of the period Jackson's separate account assets totalled £47.2 billion and general account assets totalled £38.7 billion; these amounts exclude separate and general account assets relating to the acquisition of Reassure America Life Insurance Company (REALIC).

In the third quarter, we have seen very strong variable annuity sales levels as a result of high consumer demand, moving us close to our annual risk appetite earlier than expected.  Therefore, we have taken proactive steps to limit sales of guaranteed variable annuities and we expect total sales of these products to be between $18 billion and $18.5 billion for 2012.  This will ensure we achieve adequate diversification by vintage which enables us to perform well across economic and market cycles.  We continue to see strong sales growth in our non-guaranteed Elite Access product for which we have a strong appetite, given its characteristics.

Jackson's hedging programme continues to perform well, mitigating the impact of the significant macroeconomic challenges and supporting our capital position on both an economic and a regulatory basis.  Policyholder behaviour in the first nine months of 2012 continued to trend in line with our expectations.  We continue to have strong regulatory capital levels.

On 4 September 2012, Jackson completed the acquisition of SRLC America Holding Corp (SRLC) from Swiss Re. SRLC was the U.S. holding company of REALIC. The acquisition helps diversify Jackson's sources of earnings by increasing the amount of income generated from underwriting activities. REALIC was closed to new business and, therefore this transaction has no impact on APE or new business profit. Jackson has begun integrating REALIC's book of business and  the transaction will be immediately accretive to its pre-tax earnings.

Variable annuity
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE sales	£970m	£851m	14%	£359m	£262m	37%

Variable annuity APE sales of £970 million in the first nine months of 2012 were higher than the same period in 2011, with £40 million of the increase in APE relating to sales of Elite Access, our no guaranteed benefit variable annuity. Excluding sales of Elite Access, variable annuity sales increased 7 per cent compared to the same period in 2011 on a constant currency basis.  Jackson implemented various product and pricing initiatives in the second half of 2012 to further optimise the balance of value and risk and to ensure that sales of variable annuity with discretionary guarantees do not exceed the upper end of our risk appetite limits for the calendar year.

Fixed index annuity
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE sales	£79m	£68m	16%	£29m	£26m	12%

Fixed index annuity APE sales of £79 million in the first nine months of 2012 increased 16 per cent from the same period of 2011.  Jackson ranked 8th in sales of fixed index annuities through the first half of 2012, with a market share of 4.7 per cent, and was also 8th for the full year 2011 with a market share of 4.6 per cent1.

Fixed annuity
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011
APE	£45m	£33m	36%	£14m	£10m	40%

Fixed annuity APE sales of £45 million in the first nine months of 2012 were 4 per cent of total APE sales and 36 per cent higher than the historically low level of fixed annuity sales in the same period in 2011.  Jackson ranked 8th in sales of traditional deferred fixed annuities through the first half of 2012, with a market share of 3.6 per cent, compared to 13th and a market share of 2.1 per cent for the full year 20112.

Asset management operations

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continued to generate positive net flows during the nine-month period, which increased total assets under management to £6.4 billion at the end of September 2012 compared with £4.7 billion at the end of 2011.

1 Source: AnnuitySpecs/The Advantage Compendium
2 Source: LIMRA

1.3 UK insurance operations

UK
	YTD 2012	YTD 2011	% change on YTD	Q3 2012	Q3 2011	% change on Q3 2011

Sales - APE
Retail	£576m	£541m	6%	£191m	£160m	19%
Wholesale	£41m	£28m	46%	£14m	£0m	-
Total	£617m	£569m	8%	£205m	£160m	28%

New Business Profit	£227m	£194m	17%	£75m	£48m	56%
Margin - APE %	37%	34%	+3pts

Prudential competes selectively in the UK's retirement savings and income market, with a focus on writing profitable new business combined with sustainable cash generation and capital preservation, rather than pursuing top-line sales growth.

Total APE sales of £617 million were 8 per cent higher than during the first nine months of 2011, principally due to higher sales of individual annuities, with-profits bonds and bulk annuities which were partly offset by lower sales of corporate pensions. APE sales for the standalone quarter of £205 million were up 28 per cent, mainly due to higher sales of individual annuities, with-profits bonds and a bulk annuity sale. We have improved our new business profitability in the first nine months of 2012, despite the challenging economic environment and current competitive conditions in the UK marketplace.

New business profit was £227 million for the first nine months of 2012, an increase of 17 per cent over 2011 driven by higher sales and a more favourable product mix. Retail new business profit increased by 11 per cent over 2011. The new business margin, including bulk annuities, of 37 per cent achieved in the first nine months of 2012 was up 3 percentage points on the same period last year. The retail new business margin of 33 per cent was up 1 percentage point compared to 2011. The negative impact on product margins of lower interest rates was more than offset by a more favourable business mix, with lower sales of corporate pensions and higher sales of individual annuities, with-profits bonds and bulk annuities (which have a higher margin).

APE sales of individual annuities of £166 million were 25 per cent higher than for the first nine months of 2011. Sales from internal vestings of £104 million, were 18 per cent higher, due to a combination of two factors - a higher number of customers retiring and higher average fund values. Sales of external annuities of APE £62 million were 41 per cent higher, reflecting continued demand for our with-profits Income Choice Annuity which offers customers security with a potential for income growth.

Onshore bonds sales of APE £161 million in the first nine months of the year were up 27 per cent on the same period in 2011, including with-profits bond sales of APE £152 million, which increased by 36 per cent.  Our PruFund range made up 76 per cent of with-profits bond sales. Against the first nine months of 2011, PruFund sales were 41 per cent higher. The continued popularity of PruFund is a result of consumer appetite for its range of optional guarantees, which offer a degree of security against potential market falls but may also be Retail Distribution Review (RDR) related. Although the demand for guarantees remains high, the growth in PruFund sales has been mainly in the form of non-guaranteed business so is more capital efficient.

The RDR, one of a number of current reforms to the UK regulatory framework, is due to be implemented on 1 January 2013. From that point onwards, independent financial advisers will no longer be able to accept commissions from product providers on advised sales of investment and savings products.  Distributors are therefore adjusting their business models ahead of the implementation of the new regulatory framework. This is likely to lead to some short-term dislocation in the market. While our business is on track to be ready for the onset of RDR, we expect investment bond sales, in particular, to be impacted in the latter part of 2012 and into 2013 as distributors adapt to the new regulatory environment.

Corporate pensionssales of APE £148 million in the first nine months of the year were 22 per cent lower than the same period last year. Sales in 2011 were particularly high due to new defined contribution members joining our schemes following closure of a number of defined benefit schemes operated by existing clients. We continue to focus on securing new members and incremental business rather than new Corporate Pensions schemes. Prudential UK remains the largest provider of Additional Voluntary Contribution plans within the public sector where we now provide schemes for 68 of the 99 public sector authorities in the UK.

Sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds of £101 million were 11 per cent higher than the first nine months of 2011. Individual pensions sales (including income drawdown) of APE £59 million were 9 per cent higher, reflecting the continued popularity of PruFund.

In the Wholesale market, Prudential UK's aim is to continue to participate selectively in bulk and back-book buyouts using our financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, we signed a further bulk annuity buy-in insurance agreement in the third quarter of 2012 of APE
£14 million, in addition to the agreement signed in the first half of 2012, bringing the total for the nine months to APE £41 million (2011: single deal APE £28 million). We will continue to maintain our focus on value and only participate in capital-efficient transactions that meet our return on capital and payback requirements.

1.4 M&G

Investment Flows1	YTD 2012	YTD 2011	% change on YTD 20112	Q3 2012	Q3 2011	% change on Q3 20112
Net inflows
Retail business	£6.1bn	£2.6bn	134%	£1.9bn	£(0.2)bn	-
Institutional business	£5.2bn	£0.0bn	-	£4.5bn	£(0.1)bn	-
Total	£11.3bn	£2.6bn	329%	£6.4bn	£(0.3)bn	-

Gross inflows total	£25.2bn	£19.8bn	27%	£10.5bn	£6.4bn	64%

Funds under management total	£216.9bn	£194.4bn	12%
External funds under management	£104.2bn	£87.3bn	19%

Persistent volatility of the world's markets has continued to dampen investors' appetite for risk. The third quarter saw a slight improvement in sentiment but equity markets remain subdued and there are no clear trends in investor behaviour beyond a general pursuit of safety and yield.

Despite this unsupportive backdrop, M&G has delivered a record level of net inflows in the third quarter of £6.4 billion as retail investors, particularly in mainland Europe, returned to the market after a period of extreme risk aversion last year (third quarter of 2011: net outflows of £0.3 billion). Total net inflows year-to-date have been £11.3 billion, more than four times higher than the £2.6 billion of asset flows in the previous year.

M&G's success can be attributed to continued strong long-term investment performance and a consistent programme of business diversification - by product, by distribution channel and by country. The benefits of diversification are most evident in the European retail funds market where M&G now ranks second for net sales among cross-border providers3.

Retail net fund sales remain robust; £1.9 billion of new inflows during the third quarter took the total for the year-to-date to £6.1 billion, more than double their level this time last year. As expected, net fund sales in the UK slowed in the three months to the end of September to £0.5 billion, mainly as a result of our deliberate decision in July to slow the inflow of new money into two market-leading UK corporate bond funds. Quarterly net inflows for the first half of 2012 averaged £1.4 billion.

In the UK, M&G has ranked first for gross fund sales for 16 consecutive quarters based on data at 30 September4. Over the first nine months of the year, M&G had a 10.8 per cent market share according to a measure of gross sales as defined by the Investment Management Association (IMA). It is also the UK's largest retail fund manager with funds under management of £41.4 billion as at 30 September 20125.

In mainland Europe, M&G continues to attract strong flows from investors, with net retail fund sales for the quarter of £1.4 billion. European distribution has accounted for more than half of net retail inflows since the start of the year at a total of £3.5 billion, reflecting consistently strong fund returns and considerable investment in the M&G brand in these newer markets.  Funds under management with European clients now exceed £12.2 billion, a 56 per cent increase on funds under management of £7.8 billion this time last year.

Underpinning the retail business is strong long-term investment performance. Twenty-three retail funds accounting for 72 per cent of funds under management have delivered top or upper quartile returns over the three years to 30 September 2012. A high proportion of investor contributions continue to flow into conservatively positioned funds, most notably the M&G Optimal Income Fund, a flexible bond fund which ranked fourth among European funds for net sales in the 12 months to the end of August 20126.  No fewer than 11 M&G funds, representing all of the main asset classes, have each attracted net sales of £20 million or more during the three quarters.

1  From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited was no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted following the equitisation of the staff incentive scheme and reduced further by the sale of an additional 10 per cent equity stake to an empowerment company as encouraged under Broad Based Black Economic Empowerment legislation. Consequently, 47.2 per cent of funds under management and flows from the South African associate company has been included in M&G's 2012 results in this announcement whereas 100 per cent had been included up to the end of 2011.

2 Percentages based on unrounded numbers.
  3 Source: Lipper FMI. (October 2012, data as at August 2012). SalesWatch. Thomson Reuters
  4 Source: Fundscape (Q3 issue, November 2012). The Pridham Report. Fundscape LLP
  5 Source: Investment Management Association
  6 Source: Lipper FMI. (October 2012, data as at August 2012). SalesWatch. Thomson Reuters

The £6.8 billion of net retail inflows in the UK and Europe have been partially offset by £0.7 billion net outflow from funds managed by M&G's associate entity in South Africa. These redemptions were entirely from the PPM South Africa Dividend Income Fund, which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012 which would have had a materially adverse impact on the treatment of the distributions made by the Fund to the Fund's investors. Fund flows into other retail funds of the South African business, while outweighed by the Dividend Income Fund outflows, are in fact at record positive levels.

The consistency and quality of retail fund performance has resulted in M&G being awarded the prestigious 2012 Morningstar OBSR7 Outstanding Investment House Award. Shared this year with First State Investments, M&G has won this award for three consecutive years. Total external retail funds under management at the end of September were £52.0 billion (30 September 2011: £41.4 billion).

In the nine months to 30 September 2012, net inflows in the Institutional Business were £5.2 billion across M&G's range of diverse fixed income, property and alternative investment strategies. This represents a record level of year-to-date net sales, with a single fixed income mandate amounting to £4.4 billion accounting for a significant proportion of this total. However, redemptions from this short-dated mandate are expected during the course of 2013 and 2014.

In addition to record quarterly inflows, the Institutional Business has a strong pipeline of new business which has been won but which has not yet been funded. Investment performance remains extremely strong with 100 per cent of actively managed fixed income funds delivering returns ahead of their benchmarks in the three years to 30 September 2012. Total external institutional funds under management at the end of September 2012 were £52.2 billion (30 September 2011: £45.9 billion).

M&G's Institutional Business has also been recognised for its investment performance with multiple awards, including the UK Pensions Awards 2012 Fixed Income Manager of the Year award. Indeed, M&G's flagship institutional UK corporate bond fund, with assets of over £4.2 billion at 30 September 2012, has outperformed its benchmark8 by 1.69 percentage points a year over the five year period to 30 September 2012.

Total funds under management across M&G were £216.9 billion at the end of the third quarter, a 12 per cent increase on 30 September 2011. External funds now represent 48 per cent of the total, standing at a record level of £104.2 billion, a 19 per cent improvement year-on-year.

Looking to the future, we expect growth in retail fund sales to be strongest in mainland Europe following a substantial investment in distribution there. In the UK, however, net retail fund sales are likely to slow further as a result of our decision to limit new inflows into our two market-leading UK corporate bond funds.

7 Morningstar Old Broad Street Research Limited 2012 Outstanding Investment House Award.
8 The benchmark for the Fund is the iBoxx Sterling Non Gilts Index
9 Returns are gross estimates on an offer to offer basis

1.5 Eastspring Investments

Investment Flows	YTD 2012	YTD 2011	% change on YTD2	Q3 2012	Q3 2011	% change on Q3 20112
Net inflows retail and institutional business1	£1.0bn	£0.8bn	35%	£0.6bn	£0.8bn	(22) %

Gross inflows retail and institutional business 1	£6.5bn	£6.5bn	-	£2.7bn	£2.2bn	23%

Funds under management total	£56.0bn	£49.5bn	13%
External funds under management total1	£16.5bn	£15.1bn	9%

Net third party year-to-date inflows of £1,033 million were driven by inflows to new funds in India and Taiwan, as well as net inflows in Japan and China which benefitted from higher equity flows. Specifically, strong fund raising was seen in India for its fixed maturity plan range, while the Taiwanese business saw a successful launch of the Emerging Asian Local Fixed Income Fund. In addition Taiwan's existing range of onshore and offshore fixed income funds have attracted significant net inflows year-to-date.  The positive net flows were partially offset by redemptions from institutional business in Korea.  Third quarter net inflows in 2012 were 22 per cent  lower than the same period in 2011 mainly due to redemptions in September 2012 from an institutional mandate.  At 30 September 2012, 67 per cent of funds were outperforming their benchmarks over a rolling three year period.

September marked the opening of Eastspring Investments' first office in the US, as it aims to capture the increasing interest in Asia for investment opportunities within the US institutional market.

Total funds under management of £56.0 billion were 13 per cent higher than a year ago, driven by the net inflows and positive market movements. In September a survey conducted by Asia Asset Management3 ranked Eastspring Investments as the leading retail asset manager in Asia (based on assets sourced from Asia ex-Japan) as at 30 June 2012.

1   Investment flows exclude Eastspring Money Market Funds gross and net inflows. Year-to-date net outflows were £217 million (year-to-date net outflows 2011: £267 million). External funds under management exclude Money Market Funds of £4.1 billion (third quarter 2011: £4.5 billion).

2 Percentages based on unrounded numbers.
3 Source: September 2012, Asia Asset Management magazine

2. Financial Management

The Group remains focused on managing proactively its balance sheet and risk profile.  We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand significant market shocks both in the short and medium term.

2.1 Capital Management

A strong balance sheet is at the heart of our strategy and is a key consideration for our customers when they choose our products. That strength gives confidence to our customers that we will be there to serve them in the long term. Strict and proactive management and allocation of capital remain a core focus for our Group.

Our capital position remains resilient. We have continued to focus on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £4.1 billion at 30 September 2012 (after taking into account the 2012 interim dividend of £0.2 billion). This compares to £4.2 billion at 30 June 2012 (before taking into account the 2012 interim dividend) and £4.0 billion at 31 December 2011 (before taking into account the 2011 final dividend of £0.4 billion).

As at 30 September 2012 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 September 2012 levels would reduce the IGD surplus by £400 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £900 million;

• A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £800 million;

• Credit defaults of ten times the expected level would reduce IGD surplus by £650 million.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 30 September 2012 was £2.1 billion, equivalent to 7.9 per cent of the assets backing annuity liabilities. This represents 40 per cent of the portfolio spread over swaps, compared to 33 per cent at 31 December 2011 and 35 per cent at 30 September 2011.

The surplus of the UK with-profits fund, which represents a substantial source of capital from both a solvency and economic perspective, is excluded from the IGD calculation. At 30 September 2012, the UK with-profits fund inherited estate was estimated at £6.7 billion. The value of shareholders' interest in future transfers from the UK with-profits fund is valued at £2.2 billion.

2.2 Credit

The Group's estimated total debt securities portfolio on an IFRS basis (excluding holdings attributable to external unit holders of consolidated unit trusts) comprised the following as at 30 September 2012:

	With-profit	Unit-linked and variable annuity*	Other shareholder backed business	Total
	£bn	£bn	£bn	£bn
UK insurance operations	48.8	6.3	26.6	81.7
US insurance operations**	-	-	33.4	33.4
Asia long-term business	1.3	2.1	5.0	8.4
Other operations	-	-	1.9	1.9
Total	50.1	8.4	66.9	125.4

* Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.
** Including the debt securities of REALIC acquired on 4 September 2012.

Shareholders are not directly exposed to value movements on assets backing with-profits or unit-linked operations, with sensitivity mainly related to shareholder-backed business. In the UK, of the £26.6 million of debt securities backing shareholder business and other non-linked business, 74 per cent is rated AAA to A, 21 per cent BBB and 5 per cent non-investment grade. No defaults were reported in the third quarter of 2012 for UK and Asia shareholder-backed businesses.

The most significant area of exposure to credit risk for the shareholder is in the US. The US insurance operation's fixed income portfolio at 30 September is estimated at £33.4 billion. Net unrealised gains on available-for-sale securities were £2.9 billion at 30 September 2012 (30 June 2012: £2.5 billion).

Gross unrealised losses on securities priced below 80 per cent of book value were £0.1 billion at 30 September 2012 (30 June 2012: £0.1 billion).

For US insurance operations, total amounts charged to profits relating to debt securities as a result of impairments and sales of impaired and deteriorating bonds in the third quarter of 2012 were £39 million (third quarter 2011: £16 million), nine months ended 30 September 2012: £72 million (nine months of 2011: £29 million). In the third quarter of 2012, Jackson's total defaults were £nil (third quarter 2011: £nil).

Group shareholder sovereign debt exposure

Sovereign debt of shareholder-backed business represented 16 per cent or £10.6 billion of the Group's debt portfolio backing shareholder business at 30 September 2012. 38 per cent of this was rated AAA and 93 per cent investment grade.

Of the Group's holdings in Continental Europe of £582 million, 80 per cent was AAA rated. Prudential's direct exposure to the eurozone countries continues to be small in the context of our overall balance sheet. Shareholder exposure to the eurozone sovereigns of Italy and Spain is £49 million.The Group does not have any direct sovereign debt exposure to Greece, Portugal or Ireland.

The exposure of the Group's shareholder funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 30 September 2012 is as follows.

Shareholder sovereign debt
£m
Continental Europe
Italy	48
Spain	1
49
Germany	467
Other Europe (principally Isle of Man, France and Belgium)	66
582

United Kingdom	3,411
United States	3,519
Other (predominantly Asia)	3,051
Total	10,563

 Exposure to bank debt securities

Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on publicly available information to identify banks with large concentrations of indirect exposure.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each Business Unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group-wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

In terms of shareholder exposure to the bank debts of Portugal, Ireland, Italy and Spain, the Group held £270 million at 30 September 2012. There was no direct exposure to Greek banks.

The exposure of the Group's shareholder funds to bank debt securities at 30 September 2012 comprises the following:

Bank debt securities - shareholder-backed business
	Total senior debt	Total subordinated debt	Total
	£m	£m	£m
Continental Europe
Portugal	31	-	31
Ireland	16	-	16
Italy	12	25	37
Spain	160	26	186
	219	51	270

Germany	34	1	35
Other Europe	86	283	369
	339	335	674

United Kingdom	652	780	1,432
United States	1,778	484	2,262
Other (predominantly Asia)	372	570	942
Total	3,141	2,169	5,310

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes:

1 Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2           Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3           NBP assumptions for the period are detailed in the accompanying schedule 5. All references to NBP margins on pages 1 to 16 of this statement refer to margins on an APE basis, calculated as the ratio of new business profit to APE sales.

4           There will be a conference call today for the media at 09.30 (UK) / 17.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)203 140 0668; (Hong Kong) +852 3060 9173; Pin: 288152#.

5           There will be a conference call today for analysts and investors at 10.15 (UK) / 18.15 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)203 140 0668 / 0800 368 1950 (Freephone UK) Pin: 765743#. Playback (PIN: 388040#) +44 (0) 203 140 0698 / 0800 368 1890 (Freephone UK) (available from 12.30 (UK Time) on 14 November 2012 until 23.59 (UK Time) on 27 November 2012).

6 High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling the media office on +44 (0)20 7548 2466.

7           Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedule 1B.

8           Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £363 billion in assets under management (as at 30 June 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

9 Forward-Looking Statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document and the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10 The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules

Schedule 1A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2012	Q3 2011		Q3 2012	Q3 2011		Q3 2012	Q3 2011		Q3 2012	Q3 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (7)	1,071	1,096	(2%)	1,221	1,037	18%	1,328	1,147	16%	7,074	6,221	14%
US(1a) (7)	11,221	9,735	15%	11	15	(27%)	1,133	988	15%	11,308	9,858	15%
UK	4,514	3,615	25%	166	207	(20%)	617	569	8%	5,264	4,603	14%
Group Total	16,806	14,446	16%	1,398	1,259	11%	3,078	2,704	14%	23,646	20,682	14%

Asia Insurance Operations(1a) (7)
Hong Kong	101	121	(17%)	263	217	21%	273	229	19%	1,574	1,421	11%
Indonesia	247	177	40%	279	221	26%	303	239	27%	1,242	921	35%
Malaysia	69	60	15%	138	144	(4%)	145	150	(3%)	892	864	3%
Philippines	131	76	72%	20	14	43%	33	22	50%	188	115	63%
Singapore	277	246	13%	189	138	37%	217	163	33%	1,564	1,264	24%
Thailand	9	8	13%	27	19	42%	28	20	40%	106	75	41%
Vietnam	1	1	0%	29	29	0%	29	29	0%	102	101	1%
SE Asia Operations inc. Hong Kong	835	689	21%	945	782	21%	1,028	852	21%	5,668	4,761	19%
China(8)	27	41	(34%)	43	42	2%	46	46	0%	218	227	(4%)
Korea	26	62	(58%)	64	75	(15%)	67	81	(17%)	353	430	(18%)
Taiwan	131	180	(27%)	99	77	29%	112	95	18%	514	447	15%
India(5)	52	124	(58%)	70	61	15%	75	73	3%	321	356	(10%)
Total Asia Operations	1,071	1,096	(2%)	1,221	1,037	18%	1,328	1,147	16%	7,074	6,221	14%

US Insurance Operations(1a) (7)
Fixed Annuities	452	329	37%	-	-	N/A	45	33	36%	452	329	37%
Fixed Index Annuities	790	680	16%	-	-	N/A	79	68	16%	790	680	16%
Life	5	8	(38%)	11	15	(27%)	11	16	(31%)	92	131	(30%)
Variable Annuities	9,695	8,511	14%	-	-	N/A	970	851	14%	9,695	8,511	14%
Wholesale	279	207	35%	-	-	N/A	28	20	40%	279	207	35%
Total US Insurance Operations	11,221	9,735	15%	11	15	(27%)	1,133	988	15%	11,308	9,858	15%

UK & Europe Insurance Operations
Direct and Partnership Annuities	214	264	(19%)	-	-	N/A	21	26	(19%)	214	264	(19%)
Intermediated Annuities	411	180	128%	-	-	N/A	41	18	128%	411	180	128%
Internal Vesting Annuities	1,036	883	17%	-	-	N/A	104	88	18%	1,036	883	17%
Total Individual Annuities	1,661	1,327	25%	-	-	N/A	166	133	25%	1,661	1,327	25%
Corporate Pensions	179	161	11%	130	174	(25%)	148	190	(22%)	757	979	(23%)
On-shore Bonds	1,613	1,265	28%	-	-	N/A	161	127	27%	1,613	1,266	27%
Other Products	648	579	12%	36	33	9%	101	91	11%	820	748	10%
Wholesale	413	283	46%	-	-	N/A	41	28	46%	413	283	46%
Total UK & Europe Insurance Ops	4,514	3,615	25%	166	207	(20%)	617	569	8%	5,264	4,603	14%
Group Total	16,806	14,446	16%	1,398	1,259	11%	3,078	2,704	14%	23,646	20,682	14%

Schedule1B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2012	Q3 2011		Q3 2012	Q3 2011		Q3 2012	Q3 2011		Q3 2012	Q3 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1b) (7)	1,071	1,084	(1%)	1,221	1,030	19%	1,328	1,139	17%	7,074	6,202	14%
US(1b) (7)	11,221	9,959	13%	11	15	(27%)	1,133	1,011	12%	11,308	10,086	12%
UK	4,514	3,615	25%	166	207	(20%)	617	569	8%	5,264	4,603	14%
Group Total	16,806	14,658	15%	1,398	1,252	12%	3,078	2,719	13%	23,646	20,891	13%

Asia Insurance Operations(1b) (7)
Hong Kong	101	124	(19%)	263	223	18%	273	235	16%	1,574	1,458	8%
Indonesia	247	169	46%	279	212	32%	303	229	32%	1,242	883	41%
Malaysia	69	60	15%	138	144	(4%)	145	150	(3%)	892	864	3%
Philippines	131	79	66%	20	15	33%	33	23	43%	188	120	57%
Singapore	277	250	11%	189	140	35%	217	165	32%	1,564	1,281	22%
Thailand	9	8	13%	27	19	42%	28	20	40%	106	74	43%
Vietnam	1	1	0%	29	29	0%	29	29	0%	102	102	0%
SE Asia Operations inc. Hong Kong	835	691	21%	945	782	21%	1,028	851	21%	5,668	4,782	19%
China(8)	27	43	(37%)	43	44	(2%)	46	49	(6%)	218	239	(9%)
Korea	26	61	(57%)	64	74	(14%)	67	80	(16%)	353	423	(17%)
Taiwan	131	181	(28%)	99	77	29%	112	95	18%	514	448	15%
India(5)	52	108	(52%)	70	53	32%	75	64	17%	321	310	4%
Total Asia operations	1,071	1,084	(1%)	1,221	1,030	19%	1,328	1,139	17%	7,074	6,202	14%

US Insurance Operations(1b) (7)
Fixed Annuities	452	336	35%	-	-	N/A	45	34	32%	452	336	35%
Fixed Index Annuities	790	696	14%	-	-	N/A	79	69	14%	790	696	14%
Life	5	8	(38%)	11	15	(27%)	11	16	(31%)	92	135	(32%)
Variable Annuities	9,695	8,707	11%	-	-	N/A	970	871	11%	9,695	8,707	11%
Wholesale	279	212	32%	-	-	N/A	28	21	33%	279	212	32%
Total US Insurance Operations	11,221	9,959	13%	11	15	(27%)	1,133	1,011	12%	11,308	10,086	12%

UK & Europe Insurance Operations
Direct and Partnership Annuities	214	264	(19%)	-	-	N/A	21	26	(19%)	214	264	(19%)
Intermediated Annuities	411	180	128%	-	-	N/A	41	18	128%	411	180	128%
Internal Vesting Annuities	1,036	883	17%	-	-	N/A	104	88	18%	1,036	883	17%
Total Individual Annuities	1,661	1,327	25%	-	-	N/A	166	133	25%	1,661	1,327	25%
Corporate Pensions	179	161	11%	130	174	(25%)	148	190	(22%)	757	979	(23%)
On-shore Bonds	1,613	1,265	28%	-	-	N/A	161	127	27%	1,613	1,266	27%
Other Products	648	579	12%	36	33	9%	101	91	11%	820	748	10%
Wholesale	413	283	46%	-	-	N/A	41	28	46%	413	283	46%
Total UK & Europe Insurance Ops	4,514	3,615	25%	166	207	(20%)	617	569	8%	5,264	4,603	14%
Group Total	16,806	14,658	15%	1,398	1,252	12%	3,078	2,719	13%	23,646	20,891	13%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)(7)	367	376	404	513	443	456	429
US(1a)(7)	322	350	316	287	332	387	414
UK	199	210	160	177	189	223	205
Group Total	888	936	880	977	964	1,066	1,048

Asia Insurance Operations(1a)(7)
Hong Kong	77	74	78	102	85	92	96
Indonesia	74	84	81	124	97	109	97
Malaysia	44	47	59	73	45	53	47
Philippines	6	8	8	8	10	11	12
Singapore	47	56	60	72	72	69	76
Thailand	5	6	9	7	11	8	9
Vietnam	8	11	10	13	7	11	11
SE Asia Operations inc. Hong Kong	261	286	305	399	327	353	348
China(8)	18	17	11	13	17	16	13
Korea	28	27	26	20	21	24	22
Taiwan	29	30	36	53	43	45	24
India(5)	31	16	26	28	35	18	22
Total Asia Insurance Operations	367	376	404	513	443	456	429

US Insurance Operations(1a)(7)
Fixed Annuities	13	10	10	14	16	15	14
Fixed Index Annuities	20	22	26	25	25	25	29
Life	5	6	5	4	4	4	3
Variable Annuities	284	305	262	240	279	332	359
Wholesale	-	7	13	4	8	11	9
Total US Insurance Operations	322	350	316	287	332	387	414

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7	7
Intermediated Annuities	5	7	6	6	10	15	16
Internal Vesting annuities	27	29	32	34	31	35	38
Total Individual Annuities	42	44	47	46	48	57	61
Corporate Pensions	78	69	43	43	49	55	44
On-shore Bonds	43	41	43	51	55	51	55
Other Products	36	28	27	31	37	33	31
Wholesale	-	28	-	6	-	27	14
Total UK & Europe Insurance Operations	199	210	160	177	189	223	205
Group Total	888	936	880	977	964	1,066	1,048

Schedule 2B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b) (7)	366	375	398	509	443	456	429
US(1b) (7)	327	361	323	285	332	387	414
UK	199	210	159	177	189	223	205
Group Total	892	946	880	971	964	1,066	1,048

Asia Insurance Operations(1b)(7)
Hong Kong	79	76	80	102	85	92	96
Indonesia	72	81	76	119	97	109	97
Malaysia	44	47	59	74	45	53	47
Philippines	7	8	8	8	10	11	12
Singapore	48	58	59	73	72	69	76
Thailand	5	6	9	6	11	8	9
Vietnam	8	10	11	13	7	11	11
SE Asia Operations inc. Hong Kong	263	286	302	395	327	353	348
China(8)	19	18	12	13	17	16	13
Korea	28	28	24	20	21	24	22
Taiwan	29	29	37	54	43	45	24
India(5)	27	14	23	27	35	18	22
Total Asia Insurance Operations	366	375	398	509	443	456	429

US Insurance Operations(1b) (7)
Fixed Annuities	13	11	10	14	16	15	14
Fixed Index Annuities	21	22	26	25	25	25	29
Life	5	5	6	5	4	4	3
Variable Annuities	288	316	267	238	279	332	359
Wholesale	-	7	14	3	8	11	9
Total US Insurance Operations	327	361	323	285	332	387	414

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7	7
Intermediated Annuities	5	7	6	6	10	15	16
Internal Vesting annuities	27	29	32	34	31	35	38
Total Individual Annuities	42	44	46	46	48	57	61
Corporate Pensions	78	69	43	43	49	55	44
On-shore Bonds	43	41	43	51	55	51	55
Other Products	36	28	27	31	37	33	31
Wholesale	-	28	-	6	-	27	14
Total UK & Europe Insurance Operations	199	210	159	177	189	223	205
Group Total	892	946	880	971	964	1,066	1,048

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
INVESTMENT OPERATIONS - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	107,491	108,234	109,901	102,535	106,984	109,507	110,204
Net Flows(10)	1,891	1,019	487	1,621	2,116	3,251	6,975
- Gross Inflows	9,186	8,482	8,599	7,538	9,183	9,305	13,228
- Redemptions	(7,295)	(7,463)	(8,112)	(5,917)	(7,067)	(6,054)	(6,253)
Other Movements*	(1,148)	648	(7,853)	2,828	407	(2,554)	3,530
Total Group Investment Operations	108,234	109,901	102,535	106,984	109,507	110,204	120,709

M&G

Retail
Opening FUM	42,506	44,018	45,603	41,427	44,228	47,972	48,352
Net Flows	1,310	1,486	(172)	1,271	2,398	1,876	1,863
- Gross Inflows	5,474	4,900	4,322	4,353	6,055	4,995	4,903
- Redemptions	(4,164)	(3,414)	(4,494)	(3,082)	(3,657)	(3,119)	(3,040)
Other Movements*	202	99	(4,004)	1,530	1,346	(1,496)	1,736
Closing FUM	44,018	45,603	41,427	44,228	47,972	48,352	51,951

Institutional(4)
Opening FUM	46,820	47,364	47,747	45,921	47,720	45,371	46,291
Net Flows	367	(241)	(116)	480	(631)	1,298	4,505
- Gross Inflows	1,445	1,571	2,105	1,811	954	2,697	5,643
- Redemptions	(1,078)	(1,812)	(2,221)	(1,331)	(1,585)	(1,399)	(1,138)
Other Movements*	177	624	(1,710)	1,319	(1,718)	(378)	1,419
Closing FUM	47,364	47,747	45,921	47,720	45,371	46,291	52,215
Total M&G Investment Operations	91,382	93,350	87,348	91,948	93,343	94,643	104,166

PPM South Africa FUM included in Total M&G(11)	8,772	8,695	7,396	7,872	3,757	3,584	3,848

Eastspring - excluding MMF(10)

Equity/Bond/Other(9)
Opening FUM	16,358	14,943	14,565	13,404	13,007	13,970	13,423
Net Flows	64	(272)	713	(252)	333	50	838
- Gross Inflows	2,031	1,911	2,088	1,147	2,120	1,552	2,407
- Redemptions	(1,967)	(2,183)	(1,375)	(1,399)	(1,787)	(1,502)	(1,569)
Other Movements	(1,479)	(106)	(1,874)	(145)	630	(597)	247
Closing FUM(6)	14,943	14,565	13,404	13,007	13,970	13,423	14,508

Third Party Institutional Mandates
Opening FUM	1,807	1,909	1,986	1,783	2,029	2,194	2,138
Net Flows	150	46	62	122	16	27	(231)
- Gross Inflows	236	100	84	227	54	61	275
- Redemptions	(86)	(54)	(22)	(105)	(38)	(34)	(506)
Other Movements	(48)	31	(265)	124	149	(83)	128
Closing FUM(6)	1,909	1,986	1,783	2,029	2,194	2,138	2,035

Total Eastspring Investment Operations	16,852	16,551	15,187	15,036	16,164	15,561	16,543

US
Curian Capital - FUM(6)	3,873	4,268	4,291	4,705	5,118	5,212	6,421

* Other movements in Q1 2012 include £3.8 billion (with £1.0 billion retail, £2.8 billion institutional) relating to the impact of dilution in M&G's investment in PPM South Africa recognised in Q1 2012.

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2012
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asia Insurance Operations	367	743	1,147	1,660	443	899	1,328
Total US Insurance Operations	322	672	988	1,275	332	719	1,133
Total UK & Europe Insurance Operations	199	409	569	746	189	412	617
Group Total	888	1,824	2,704	3,681	964	2,030	3,078

New business profit(2)
Total Asia Insurance Operations	213	465	719	1,076	260	547	828
Total US Insurance Operations	220	458	622	815	214	442	683
Total UK & Europe Insurance Operations	65	146	194	260	62	152	227
Group Total	498	1,069	1,535	2,151	536	1,141	1,738
New business margin (% of APE)
Total Asia Insurance Operations	58%	63%	63%	65%	59%	61%	62%
Total US Insurance Operations	68%	68%	63%	64%	64%	61%	60%
Total UK & Europe Insurance Operations	33%	36%	34%	35%	33%	37%	37%
Group Total	56%	59%	57%	58%	56%	56%	56%

PVNBP(3)
Total Asia Insurance Operations	1,935	3,939	6,221	8,910	2,303	4,725	7,074
Total US Insurance Operations	3,206	6,689	9,858	12,720	3,307	7,180	11,308
Total UK & Europe Insurance Operations	1,551	3,264	4,603	6,111	1,580	3,495	5,264
Group Total	6,692	13,892	20,682	27,741	7,190	15,400	23,646

New business profit(2)
Total Asia Insurance Operations	213	465	719	1,076	260	547	828
Total US Insurance Operations	220	458	622	815	214	442	683
Total UK & Europe Insurance Operations	65	146	194	260	62	152	227
Group Total	498	1,069	1,535	2,151	536	1,141	1,738

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.0%	11.8%	11.6%	12.1%	11.3%	11.6%	11.7%
Total US Insurance Operations	6.9%	6.8%	6.3%	6.4%	6.5%	6.2%	6.0%
Total UK & Europe Insurance Operations	4.2%	4.5%	4.2%	4.3%	3.9%	4.3%	4.3%
Group Total	7.4%	7.7%	7.4%	7.8%	7.5%	7.4%	7.4%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of the new business for the third quarter 2012 has been prepared using the same methodology as for previous reporting and the same non-economic assumptions as for half year 2012. The economic assumptions applied have been updated as shown below.

Principal economic assumptions
Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.7 per cent for all periods shown below. In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asia operationsnote (ii)

30 September 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.0	3.7	13.3	11.0	6.4	6.4	11.65	3.75	4.8	10.3	17.5
Government bond yield	3.5	1.7	8.3	6.05	3.0	3.55	4.9	1.5	1.2	3.5	10.8

30 June 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	9.9	3.7	13.35	11.15	7.05	6.3	12.4	3.9	4.9	10.3	17.0
Government bond yield	3.4	1.7	8.35	6.25	3.65	3.5	5.6	1.6	1.2	3.5	10.3

30 September 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii, (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.5	3.65	13.6	12.2	7.5	6.8	13.2	4.1	4.9	10.5	19.8
Government bond yield	4.0	1.9	8.6	7.0	4.0	3.7	6.45	1.6	1.3	3.7	13.1

	Asia Total
	30 Sep 2012	30 Jun 2012	30 Sep 2011
	%	%	%
New business weighted risk discount rate note (i)	7.3	7.5	7.7

Notes

(i)         The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result. The risk discount rates for individual Asia territories reflect the movement in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(ii) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(iii) The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(iv) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	30 Sep 2012	30 Jun 2012	30 Sep 2011
	%	%	%
Hong Kong	5.7	5.7	5.9
Malaysia	9.55	9.5	9.7
Singapore	7.5	7.7	7.7

US operations
	30 Sep 2012	30 Jun 2012	30 Sep 2011
	%	%	%
Assumed new business and spread margins: note (ii)
Fixed Annuity business:*note (i)
January to June issues	1.4 **	1.4 **	1.9
July to September issues	1.25 **	n/a	1.9
Fixed Index Annuity business: note (i)
January to June issues	1.75 **	1.75 **	2.5
July to September issues	1.5 **	n/a	2.5
Institutional business	1.25	1.25	0.7
New business risk discount rate:
Variable annuity	6.5	6.5	6.5
Non-variable annuity	4.4	4.4	4.2
Weighted average total	6.3	6.3	6.3
US 10-year treasury bond rate at end of period	1.7	1.7	1.9
Pre-tax expected long-term nominal rate of return for US equities	5.7	5.7	5.9

*	Including the proportion of variable annuity business invested in the general account
**	Grading up 25 basis points to the long-term assumption over five years

Notes

(i)       For new business issuances in 2012, the assumed spread margin for fixed index annuity and fixed annuity business (including the proportion of variable annuity business invested in the general account) is assumed to grade to the long-term assumption over five years. For new business issuances for the nine months ended 30 September 2011 the assumed spread margin for these businesses applies from inception.

(ii) Credit risk treatment

          The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults for all periods shown above.

            In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the discount rates shown above, which include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 200 basis points (30 June 2012: 200 basis points; 30 September 2011: 150 basis points) and for variable annuity business of 40 basis points (30 June 2012: 40 basis points; 30 September 2011: 30 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account.

UK operations
	30 Sep 2012	30 Jun 2012	30 Sep 2011
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	7.3	7.3	7.05

Pre-tax expected long-term nominal rate of return:
Fixed annuities	4.3	4.6	5.0
Inflation-linked annuities	3.3	4.2	5.0

Other business:
New business risk discount rate note (ii)	5.2	5.2	5.9

Pre-tax expected long-term nominal rates of investment return:
UK equities	6.2	6.3	6.9
Gilts	2.2	2.3	2.9
Corporate bonds	3.75	3.9	4.5
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	4.9	5.0	5.5
Life business	4.2	4.3	4.8

Notes

(i)       For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	30 Sep 2012	30 Jun 2012	30 Sep 2011
	(bps)	(bps)	(bps)
Bond spread over swap rates	155	163	132
Total credit risk allowance	35	33	34
Liquidity premium	120	130	98

            For the purposes of presentation in the EEV results, the results on this basis are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-
            term defaults and, where necessary, an additional allowance for an element of short-term defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, the 1 notch downgrade of the portfolio subject to credit risk and the remaining element of the short-term defaults are incorporated into the risk margin included in the discount rate.

(ii) The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Group Debt Securities at 30 September 2012

1    IFRS balance sheet fair value
The Group's investments in debt securities at 30 September 2012 excluding holdings attributable to external unit holders are as follows:

	With-profit	Unit-linked and variable annuity	Other shareholder-backed business	Total
	note (1a)	note (1a)
	£bn	£bn	£bn	£bn
UK insurance operations notes (1b) and (1c)	48.8	6.3	26.6	81.7
US insurance operations notes (1d) and 3			33.4	33.4
Asia long-term business	1.3	2.1	5.0	8.4
Other operations			1.9	1.9
Total	50.1	8.4	66.9	125.4

Notes
1(a) Shareholders are not directly exposed to value movements on assets backing with-profit, unit-linked and variable annuity business.

1(b)   Of the £26.6 billion of debt securities for UK annuity and other non-linked shareholder-backed business 25 per cent was rated AAA, 16 per cent AA, 33 per cent A, 21 per cent BBB and 5 per cent Other.

1(c) For UK annuity business provision is made for possible future credit related losses. At 30 September 2012, on a statutory basis, a provision of £2.1 billion was held.

1(d)  Debt securities of US Operations comprise those of Jackson National Life and those of SRLC America Holding Corp (SLRC) which was acquired from Swiss Re on 4 September 2012. The amounts included for SLRC are subject to the finalisation of the fair value balance sheet at the date of acquisition.  This will be finalised on agreement of the completion balance sheet with the vendor.  Full details will be included in Prudential plc's audited annual report for the year ended 31 December 2012.  The debt securities of SLRC and Jackson as at 30 September 2012 are as follows:

	SRLC	Jackson	30 Sept 2012	30 Jun 2012
	£m	£m	£m	£m
Government securities	1,502	1,918	3,420	2,107
Corporate securities (95% investment grade)	4,168	19,800	23,968	19,987
Residential mortgage backed securities (63% government agency; 21% for pre 2006/2007 vintages; £420 million for 2006/2007 vintages of which £419 million is for the senior part of the capital structure)	728	2,095	2,823	2,282
Commercial mortgage backed securities	482	2,068	2,550	2,129
Other debt securities	50	544	594	556
Total	6,930	26,425	33,355	27,061

2 Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder-backed business

2.1  US insurance operations

The disclosures for US Operations as at 30 September 2012 in notes 2) and 3) below include those for Jackson and SLRC which, as described above, was acquired on 4 September 2012.

In general, the debt securities of the US insurance operations are purchased with the intention and the ability to hold them for the longer term.

The majority of the US insurance operation's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in other comprehensive income.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requiring an accounting write-down in the income statement. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the income statement.

The defaults, write-downs and losses on sales of impaired and deteriorating bonds (net of recoveries) for the three months to 30 September 2012 were as follows:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds (net of recoveries)
	£m	£m	£m
Corporate debt securities	-	-	(15)
Residential mortgage-backed securities	-	-	-
Prime	-	(2)	(1)
Alt-A	-	-	1
Sub-prime	-	(3)	-
Other asset backed securities	-	(20)	1
Total	-	(25)	(14)

Impairments on the US insurance operations' commercial mortgage book were £2 million (third quarter 2011: £10 million).

2.2    Other operations

For the Group's operations, other than the US insurance operations, debt securities are accounted for on a fair value through the income statement basis with all value movements recorded in the income statement.  There were no defaults in the third quarter of 2012 for other shareholder-backed business.

3    US insurance operations - securities in an unrealised loss position

For US insurance operations' securities classified as available-for-sale under IAS 39, at 30 September 2012 there was a net unrealised gain position of £2,909 million. This amount comprised £3,069 million of gross unrealised gains and £160 million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. Note 2.1 shows the element of write downs in the third quarter of 2012.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

a) Movements in the values for the 3 months to 30 September 2012:

Movements in the values of available-for-sale securities for the three months to 30 September 2012 are included in the table shown below:

		Change reflected directly in shareholders' equity
	30 September 2012	Movement in Quarter 3	Acquisition of SLRC America Holding Corp on 4 September 2012	Foreign exchange translation	Total movement in Quarter 3 including Foreign exchange	30 June 2012
	£m	£m	£m	£m	£m	£m
Assets fair valued at below book value
Book value	4,193	2,551	-	(28)	2,523	1,670
Unrealised loss	(160)	(6)	-	3	(3)	(157)
Fair value (as included in the balance sheet)	4,033	2,545	-	(25)	2,520	1,513
Assets fair valued at or above book value
Book value	26,253	(2,897)	6,953	(666)	3,390	22,863
Unrealised gain	3,069	479	-	(89)	390	2,679
Fair value (as included in the balance sheet)	29,322	(2,418)	6,953	(755)	3,780	25,542
Total
Book value	30,446	(346)	6,953	(694)	5,913	24,533
Net unrealised gain	2,909	473	-	(86)	387	2,522
Fair value (as included in the balance sheet)	33,355	127	6,953	(780)	6,300	27,055

b) Fair value of securities in an unrealised loss position as a percentage of book value
(i) Fair value of securities as a percentage of book value

The unrealised losses for the US insurance operations' balance sheet on unimpaired securities are £160 million (30 June 2012: £157 million) relating to assets with fair market value and book value of £4,033 million (30 June 2012: £1,513 million) and £4,193 million (30 June 2012: £1,670 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 September 2012	30 September 2012	30 June 2012	30 June 2012
	£m	£m	£m	£m
Between 90% and 100%	3,846	(78)	1,160	(27)
Between 80% and 90%	98	(16)	190	(31)
Below 80%	89	(66)	163	(99)
	4,033	(160)	1,513	(157)

Schedule 6
Group Debt Securities at 30 September 2012 (cont.)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value
Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value 30 September 2012	Unrealised loss 30 September 2012	Fair value 30 June 2012	Unrealised loss 30 June 2012
	£m	£m	£m	£m
Between 90% and 100%	102	(5)	127	(5)
Between 80% and 90%	35	(6)	50	(9)
Below 80%	30	(14)	62	(25)
	167	(25)	239	(39)

c) Securities whose fair value were below 80 per cent of the book value

£66 million (30 June 2012: £99 million) of the £160 million (30 June 2012: £157 million) of gross unrealised losses at 30 September 2012 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £66 million (30 June 2012: £99 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value 30 September 2012	Unrealised loss 30 September 2012	Fair value 30 June 2012	Unrealised loss 30 June 2012
	£m	£m	£m	£m
Less than 3 months	-	-	32	(10)
3 months to 6 months	1	(1)	-	-
More than 6 months	88	(65)	131	(89)
	89	(66)	163	(99)

For securities valued at less than 80 per cent of book value, 62 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value 30 September 2012	Unrealised loss 30 September 2012	Fair value 30 June 2012	Unrealised loss 30 June 2012
	£m	£m	£m	£m
RMBS
Prime	8	(3)	27	(10)
Alt-A	-	-	11	(3)
Sub-prime	30	(14)	51	(22)
	38	(17)	89	(35)
Commercial mortgage backed securities	9	(27)	8	(29)
Other asset backed securities	42	(22)	53	(31)

Total structured securities	89	(66)	150	(95)
Corporates	-	-	13	(4)
	89	(66)	163	(99)

Balance sheet items for US insurance operations have been translated at the closing rate for the period, being $1.6148 at 30 September 2012 (30 June 2012: $1.5685). US insurance operations' income statement movements have been translated at the average exchange rate for the period, being $1.5778 for 9 months to 30 September 2012 (30 June 2012: $1.5768).

4       Shareholder Sovereign exposures

The exposure of the Group's shareholders funds to sovereign exposures as at 30 September 2012 (including credit default swaps that are referenced to sovereign debt):

Shareholder sovereign debt
£m
Continental Europe
Italy	48
Spain	1
49
Germany	467
Other Europe (principally Isle of Man, France and Belgium)	66
582

United Kingdom	3,411
United States	3,519
Other (predominantly Asia)	3,051
Total	10,563

5 Shareholder exposure to bank debt securities

The exposure of the Group's shareholders funds to bank's debt securities as at 30 September 2012:

	Debt securities
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	31	31	-	-	-	31
Ireland	-	16	16	-	-	-	16
Italy	-	12	12	25	-	25	37
Spain	150	10	160	23	3	26	186
	150	69	219	48	3	51	270

Austria	-	-	-	11	-	11	11
France	18	53	71	68	37	105	176
Germany	-	34	34	1	-	1	35
Netherlands	-	15	15	100	67	167	182
United Kingdom	450	202	652	674	106	780	1,432
Total Europe	618	373	991	902	213	1,115	2,106
United States	-	1,778	1,778	459	25	484	2,262
Other predominantly Asia	30	342	372	336	234	570	942
Total Group	648	2,493	3,141	1,697	472	2,169	5,310

Schedule 7

BASIS OF PREPARATION
The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Annual premium equivalent (APE) sales are subject to rounding.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2012 Half Year Financial Report. In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

All data included in this Interim Management Statement (and supplementary statements) is unaudited.

Notes to Schedules 1 - 6
(1a) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the period to 30 September 2012 is $1.58.
(1b) Insurance and investment new business for overseas operations for 2011 have been calculated using constant exchange rates. The applicable rate for Jackson is $1.58.
(2) New business values are all presented pre-tax.

(3)      Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)      Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6) Balance Sheet figures have been calculated at the closing exchange rate.

(7)      Sales are converted using the year-to-date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(10) Investment flows exclude Eastspring Money Market Funds (MMF) year-to-date net outflows of £217 million (year-to-date 2011: net outflows £267 million).

(11)    From I January 2012, Prudential Portfolio Managers South Africa (Pty) Limited was no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted following the equitisation of the staff incentive scheme and reduced further by the sale of an additional 10 per cent equity stake to an empowerment company as encouraged under Broad Based Black Economic Empowerment legislation. Consequently,
          47.2 per cent of funds under management and flows from the South African associate company are included in M&G's results from 2012 onwards whereas 100 per cent had been included up to the end of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 November 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat